UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                    (Amendment No. 4 (Final Amendment))


                    Pioneer Hi-Bred International, Inc.
        ____________________________________________________________
                              (Name of Issuer)

                               Common Stock,
                         par value $1.00 per share
        ____________________________________________________________
                      (Title of Class and Securities)

                                 723686101
        ____________________________________________________________
                               (CUSIP Number)

                               Mary E. Bowler
                               Senior Counsel
                    E.I. du Pont de Nemours and Company
                             1007 Market Street
                         Wilmington, Delaware 19898
                               (302) 774-5303
        ____________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                  Copy to:

                             Lou R. Kling, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                              October 1, 1999
        ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

      CUSIP No. 723686101
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           E.I. DU PONT DE NEMOURS AND COMPANY
           51-0014090
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

                WC, OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                         0
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                          0
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                           0
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                              0
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                0
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
                CO
      ___________________________________________________________________

      This Amendment No. 4 to the Schedule 13D, filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Act of 1934, as amended (the "Exchange Act") by E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), and Du Pont Chemical and Energy Operations, Inc. ("DCEO"), amends the Schedule 13D filed by DuPont on August 18, 1997, as amended on September 29, 1997, February 2, 1998, and March 17, 1999. This is the final amendment to Schedule 13D and it is filed for informational purposes.

      On October 1, 1999, Pioneer Hi-Bred International, Inc., an Iowa corporation ("Pioneer"), merged with and into Delta Acquisition Sub, Inc., an Iowa corporation and wholly-owned subsidiary of DuPont ("Merger Sub") pursuant to an Agreement and Plan of Merger ("Merger Agreement"), dated March 15, 1999, as amended. Upon consummation of the merger, Merger Sub, renamed Pioneer Hi-Bred International, Inc., survived as a wholly-owned subsidiary of DuPont.

      Pursuant to the Merger Agreement, each issued and outstanding share of Pioneer, par value $1.00 per share ("Pioneer Common Stock"), was converted into either a fraction of DuPont common stock, par value $0.30 per share ("DuPont Common Stock"), with a value of $40, as determined pursuant to the Merger Agreement, or $40 in cash, subject to the limitation that approximately 45% of the total consideration paid by DuPont in respect of shares held by Pioneer shareholders other than DuPont was in cash and approximately 55% of such consideration was in DuPont Common Stock.

                               SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 DATED:    October 6, 1999

                                  E.I. DU PONT DE NEMOURS
                                  AND COMPANY

                                  By:  /s/ Gary M. Pfeiffer
                                       ________________________
                                       Gary M. Pfeiffer
                                       Senior Vice President -
                                       DuPont Finance and
                                       Chief Financial Officer



                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 DATED:    October 6, 1999

                                  DU PONT CHEMICAL AND
                                  ENERGY OPERATIONS, INC.

                                  By:  /s/ A. Lloyd Adams
                                       ___________________________
                                       A. Lloyd Adams
                                       Vice President and
                                       Assistant Treasurer
                                       Du Pont Chemical and Energy
                                       Operations, Inc.